UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-31257
McDATA Corporation
(Exact name of registrant as specified in its charter)
11802 Ridge Parkway
Broomfield, Colorado 80021
(720) 558-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
Preferred Stock Purchase Rights
(Titles of each class of securities covered by this Form)
NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One
     Pursuant to the requirements of the Securities Exchange Act of 1934, Brocade Communications Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2007	By:	/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer and Treasurer